                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)


                         FIRST SOUTHERN BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    33645B107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Steve McKinney, 102 South Court Street, Florence, Alabama 35630
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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CUSIP No.       33645B107
           ------------------------
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       Steve McKinney
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) /_/     (b) /_/
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)    /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF            2,000 (not including 4,000 shares that may be
 SHARES BENEFICIALLY       acquired pursuant to currently exercisable stock
      OWNED BY             options, 45,456 shares of Company Common Stock that
        EACH               may be acquired pursuant to Series B Convertible
     REPORTING             Preferred Stock beneficially owned by Southern
      PERSON               Fastening Systems, Inc., of which Steve McKinney is
       WITH                President and astockholder, 20,000 shares of Company
                           Common Stock beneficially owned by Southern Fastening
                           Systems, Inc., and 36,364 shares of Company Common
                           Stock that may be acquired pursuant to Series B
                           Convertible Preferred Stock beneficially owned by
                           RSR, LLC, of which Steve McKinney is managing member,
                           and 15,000 shares that may be acquired pursuant to
                           convertible warrants)
                     -----------------------------------------------------------
                       8   SHARED VOTING POWER
                           101,820 (including 45,456 shares of Company Common
                           Stock that may be acquired pursuant to Series B
                           Convertible Preferred Stock beneficially owned by
                           Southern Fastening Systems, Inc., of which Steve
                           McKinney is President and a stockholder, 20,000
                           shares of Company Common Stock beneficially owned by
                           Southern Fastening Systems, Inc., and 36,364 shares
                           of Company Common Stock that may be acquired pursuant
                           to Series B Convertible Preferred Stock beneficially
                           owned by RSR, LLC, of which Steve McKinney is
                           managing member
                     -----------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER
                           2,000 (not including 4,000 shares that may be
                           acquired pursuant to currently exercisable stock
                           options, 45,456 shares of Company Common Stock that
                           may be acquired pursuant to Series B Convertible
                           Preferred Stock beneficially owned by Southern
                           Fastening Systems, Inc., of which Steve McKinney is
                           President and a stockholder, 20,000 shares of Company
                           Common Stock beneficially owned by Southern Fastening
                           Systems, Inc., and 36,364 shares of Company Common
                           Stock that may be acquired pursuant to Series B
                           Convertible Preferred Stock beneficially owned by
                           RSR, LLC, of which Steve McKinney is managing member,
                           and 15,000 shares that may be acquired pursuant to
                           convertible warrants)
                     -----------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                           101,820 (including 45,456 shares of Company Common
                           Stock that may be acquired pursuant to Series B
                           Convertible Preferred Stock beneficially owned by
                           Southern Fastening Systems, Inc., of which Steve
                           McKinney is President and a stockholder, 20,000
                           shares of Company Common Stock beneficially owned by
                           Southern Fastening Systems, Inc., and 36,364 shares
                           of Company Common Stock that may be acquired pursuant
                           to Series B Convertible Preferred Stock beneficially
                           owned by RSR, LLC, of which Steve McKinney is
                           managing member
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       122,820 (including 4,000 shares that may be acquired pursuant to currently exercisable stock options, 81,820 shares of Company Common Stock that may be acquired pursuant to Series B Convertible Preferred Stock (45,456 of such shares being beneficially owned by Southern Fastening Systems, Inc.) 20,000 shares of Company Common Stock beneficially owned by Southern Fastening Systems, Inc. and 15,000 shares that may be acquired pursuant to convertible warrants)
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) /_/
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       9.1% of 1,357,536 shares of Common Stock outstanding as of May 8, 2003 (the shares of Company Common Stock outstanding includes 4,000 shares that may be acquired pursuant to currently exercisable stock options, 81,820 shares of Company Common Stock that may be acquired pursuant to Series B Convertible Preferred Stock 20,000 shares of Company Common Stock beneficially owned by Southern Fastening Systems, Inc. and 15,000 shares that may be acquired pursuant to convertible warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

CUSIP No.       33645B107
           ------------------------
--------------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       Southern Fastening Systems, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) /_/    (b) /_/

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       WC
--------------------------------------------------------------------------------
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)     /_/
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Alabama
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF            65,456 (including 45,456 shares of Company Common
       SHARES              Stock that maybe acquired pursuant to Southern
    BENEFICIALLY           Fastening Systems, Inc.'s beneficial ownership
      OWNED BY             interest in 11,364 shares pursuant to Series B
        EACH               Convertible Preferred Stock).
      REPORTING     ------------------------------------------------------------
       PERSON          8   SHARED VOTING POWER
        WITH               0
                    ------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER
                           65,456 (including 45,456 shares of Company Common
                           Stock that may be acquired pursuant to Southern
                           Fastening Systems, Inc.'s beneficial ownership
                           interest in 11,364 shares pursuant to Series B
                           Convertible Preferred Stock).
                    ------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       65,456 (including 45,456 shares of Company Common Stock that may be acquired pursuant to Southern Fastening Systems, Inc.'s beneficial ownership interest in 11,364 shares of Series B Convertible Preferred Stock).
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) /_/
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.0% of 1,302,171 shares of Company Common Stock outstanding as of May 8, 2003 (the shares of Company Common Stock outstanding includes 45,456 shares of Company Common Stock that may be acquired pursuant to Southern Fastening Systems, Inc.'s beneficial ownership interest in 11,364 shares of Series B Convertible Preferred Stock).
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
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                                  Page 3 of 9

ITEM 1.     SECURITY AND ISSUER

            Common Stock, par value $0.01 per share
            First Southern Bancshares, Inc.
            102 South Court Street
            Florence, Alabama 35630

ITEM 2.     IDENTITY AND BACKGROUND

            (a)   The name of the reporting person is Steve McKinney.

            (b) Mr. McKinney's business address is 635 Fairgrounds Road, Muscle Shoals, Alabama 35661.

            (c) Mr. McKinney is the President of Southern Fastening Systems, Inc. located at 635 Fairgrounds Road, Muscle Shoals, Alabama 35661.

            (d) Mr. McKinney has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. McKinney has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. McKinney is a United States citizen.

            (a) The name of the reporting person is Southern Fastening Systems, Inc.

            (b)   Place of organization: Alabama

            (c) Principal business: Distribution of hardware and building materials.

            (d) Address of principal office: 635 Fairgrounds Road, Muscle Shoals, Alabama 35661.

            (e) Southern Fastening Systems, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (f) Southern Fastening Systems, Inc has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Other Executive Officers of Southern Fastening Systems, Inc.:
------------------------------------------------------------

            (a)   Chester McKinney, Jr.

            (b) Mr. McKinney's business address is 635 Fairgrounds Road, Muscle Shoals, Alabama 35661.

            (c) Mr. McKinney is the Secretary of Southern Fastening Systems, Inc. located at 635 Fairgrounds Road, Muscle Shoals, Alabama 35661.

            (d) Mr. McKinney has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. McKinney has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      2,000 shares of Company Common Stock were acquired by Steve McKinney for a total purchase price of approximately $28,000. All of the funds used to purchase these shares were personal funds of Steve McKinney.

      36,364 shares of Company Common Stock may be acquired by RSR, LLC pursuant to its beneficial ownership interest in 9,091 shares of Series B Convertible Preferred Stock, assuming a conversion factor of four Common Shares for each share of Series B Convertible Preferred Stock it owns. Steve McKinney is managing member of RSR, LLC.

      4,000 shares of Company Common Stock may be acquired by Steve McKinney pursuant to currently exercisable stock options granted to Steve McKinney under the First Southern Bancshares, Inc. 1996 Stock Option Plan. The exercise price for each of these options is $11.25.

      15,000 shares of Company Common Stock may be acquired by Steve McKinney pursuant to convertible warrants. The exercise price of each warrant is $1.00.

      45,456 shares of Company Common Stock may be acquired by Southern Fastening Systems, Inc. assuming a conversion factor of four Common Shares for each share of Series B Convertible Preferred Stock beneficially owned by Southern Fastening Systems, Inc. Steve McKinney is President and a stockholder of Southern Fastening Systems, Inc.

      20,000 shares of Company Common Stock were acquired by Southern Fastening Systems, Inc. for a total of $36,400. All of the funds used to purchase these shares were working capital of Southern Fastening Systems, Inc.

      Chester McKinney, Jr. does not beneficially own any shares of Company Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION

      The shares being covered by this Schedule 13D are being held for investment purposes. Steve McKinney may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions. Southern Fastening Systems, Inc. may from time to time acquire additional securities of the Company using working capital through a broker and/or privately negotiated transactions. Chester McKinney, Jr. may from time to time acquire securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as a Director of the Company, neither Steve McKinney, Chester McKinney, Jr., nor Southern Fastening Systems, Inc., has any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

      (j)   any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a)(i)Steve McKinney may be deemed to beneficially own 122,820 shares of Company Common Stock, representing 9.1% of the 1,357,536 outstanding shares of Company Common Stock as of May 8, 2003.

      In accordance with Rule 13d-3 of the Exchange Act, the shares of Company Common Stock that may be deemed to be beneficially owned by the reporting person and the total outstanding shares of Company Common Stock used to calculate the reporting person's beneficial ownership interest include: 4,000 shares of Company Common Stock that may be acquired within 60 days pursuant to exercisable stock options; 15,000 shares of Company Common Stock that may be acquired within 60 days pursuant to convertible warrants; 81,820 shares of Company Common Stock that may be acquired pursuant to the conversion of shares of Series B Convertible Preferred Stock (45,456 of such shares of which are beneficially owned by Southern Fastening Systems, Inc. and 36,364 of such shares of which are beneficially owned by RSR, LLC), and 20,000 shares of Company Common Stock which are beneficially owned by Southern Fastening Systems, Inc.

      (a)(ii) Southern Fastening Systems, Inc. may be deemed to beneficially own 65,456 shares of Company Common Stock, representing 5.0% of the 1,302,171 outstanding shares of Company Common Stock as of May 8, 2003.

      In accordance with Rule 13d-3 of the Exchange Act, the shares of Company Common Stock that may be deemed to be beneficially owned by the reporting person and the total outstanding shares of Company Common Stock used to calculate the reporting person's beneficial ownership interest include: 45,456 shares of Company Common Stock that may be acquired pursuant to the conversion of shares of Series B Convertible Preferred Stock.

      (a)(iii) Chester McKinney, Jr. does not beneficially own any shares of Company Common Stock.

      (b)(i) Steve McKinney has sole voting power over 2,000 shares of Company Common Stock (not including 4,000 shares that may be acquired pursuant to currently exercisable stock options, 45,456 shares of Company Common Stock beneficially owned by Southern Fastening Systems, Inc. that may be acquired pursuant to Series B Convertible Preferred Stock, 36,364 shares of Company Common Stock beneficially owned by RSR, LLC that may be acquired pursuant to Series B Convertible Preferred Stock, 15,000 shares of Company Common Stock that may be acquired pursuant to convertible warrants), and 20,000 shares of Company Common Stock which are beneficially owned by Southern Fastening Systems, Inc.

            Steve McKinney may be deemed to have shared voting power over 65,456 shares of Company Common Stock beneficially owned by Southern Fastening Systems, Inc., of which Steve McKinney is the president and a stockholder.

            Steve McKinney may be deemed to have shared voting power over 36,364 shares of Company Common Stock beneficially owned by RSR, LLC of which Steve McKinney is managing member.

            Steve McKinney has sole dispositive power over 2,000 shares of Company Common Stock (not including 4,000 shares that may be acquired pursuant to currently exercisable stock options, 81,820 shares of Company Common Stock (45,456 shares of which are beneficially owned by Southern Fastening Systems, Inc. and 36,364 of such shares of which are beneficially owned by RSR, LLC) that may be acquired pursuant to his ownership interest in 9,091 shares of Series B Convertible Preferred Stock and 15,000 shares of Company Common Stock that may be acquired pursuant to convertible warrants).

            Steve McKinney may be deemed to have shared dispositive power over 20,000 shares of Company Common Stock owned by Southern Fastening Systems, Inc. (not including 81,820 shares of Company Common Stock (45,456 shares of which are beneficially owned by Southern Fastening Systems, Inc. and 36,364 of such shares of which are beneficially owned by RSR, LLC).

      (b)(ii) Southern Fastening Systems, Inc. has sole voting power over 65,456 shares of Company Common Stock (including 45,456 shares of Company Common Stock that may be acquired pursuant to its beneficial ownership interest in 11,364 shares of Series B Convertible Preferred Stock).

            Southern Fastening Systems, Inc. does not have shared voting power over any shares of Company Common Stock.

            Southern Fastening Systems, Inc. sole dispositive power over 65,456 shares of Company Common Stock (including 45,456 shares of Company Common Stock that may be acquired pursuant to its beneficial ownership interest in 11,364 shares of Series B Convertible Preferred Stock).

            Southern Fastening Systems, Inc. does not have shared dispositive power over any shares of Company Common Stock.

      (b)(iii) Chester McKinney, Jr. does not have shared or dispositive power over any shares of Company Common Stock.

      (c)(i) Steve McKinney has not effectuated any transactions in Company stock during the past 60 days.

      (c)(ii) Southern Fastening Systems, Inc. acquired 20,000 shares of Company Common Stock at a per share purchase price of $1.82 on May 8, 2003. Such acquisition was effected through a brokerage transaction.

      (c)(iii) Chester McKinney, Jr. has not effectuated any transactions in Company stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships between Steve McKinney, Chester McKinney, Jr. and any person with respect to any securities of the Company's common stock.

      There are no contracts, arrangements, understandings or relationships between Southern Fastening Systems, Inc. and any person with respect to any securities of the Company's common stock.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


5/16/03
----------------------------
Date


/s/ Steve McKinney
----------------------------
Signature


Steve McKinney
----------------------------
Name/Title

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


5/16/03
----------------------------
Date


/s/ Steve McKinney
----------------------------
Signature


Steve McKinney, President, Southern Fastening Systems, Inc.
-----------------------------------------------------------
Name/Title





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